

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2025

Tarek Robbiati
Chief Financial Officer
Pure Storage, Inc.
2555 Augustine Dr.
Santa Clara, California 95054

>   **Re: Pure Storage, Inc.**
>   **Form 10-K for the Fiscal Year Ended February 2 , 2025**
>   **Filed March 27, 2025**
>   **File No. 001-37570**

Dear Tarek Robbiati:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology